Exhibit 99.1

RISE Education Announces Management Change

BEIJING, August 31, 2021 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading education service provider that focuses on the development of cognitive and aptitude training for young children in China, today announced that Mr. Warren Wang has decided to resign from his role as the Company’s Chief Financial Officer (“CFO”) as of August 31, 2021 due to personal reasons. Mr. Alex Wu will serve as the Company’s acting CFO, effective September 1, 2021. Mr. Warren Wang will remain with the Company until September 30, 2021 to ensure a smooth transition.

Mr. Wu has extensive experience in corporate finance, technology and management matters. Mr. Wu currently serves as an executive vice president and a member of the Asian Pacific private equity team of Bain Capital Private Equity. Since 2017, Mr. Wu has been overseeing Rise as a portfolio company of Bain Capital Private Equity. Before joining Bain Capital Private Equity in 2017, Mr. Wu worked at PricewaterhouseCoopers Consulting with a focus on the technology, media and telecommunications (TMT) sectors and digital solutions across cloud, e-commerce and analytics. Prior to that, Mr. Wu worked with airline and telecommunications companies to plan and deliver transformation programs. Mr. Wu received his bachelor’s degree in computer science from Peking University and his MBA degree from the Australian Graduate School of Management at the University of New South Wales.

“On behalf of the Company, I would like to thank Mr. Warren Wang for his contribution to RISE. We wish him the best in his future endeavors,” stated Ms. Lihong Wang, the Chairwoman and chief executive officer of RISE. “We also appreciate that Mr. Alex Wu serves as the Company’s acting CFO with his extensive experience in corporate finance, technology and management matters.”

About RISE Education

RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) is a leading education service provider that focuses on the development of cognitive and aptitude training for young children facilitated by an integrated Online-Merge-Offline (OMO) teaching approach model. Since its establishment in 2007, RISE has focused on building a holistic education system that helps children develop well-rounded skills and cultivate their talents with vision, motivation and innovation.

The Company’s mission is to create an aptitude education ecosystem that specializes in early child development, cognitive thinking, and aptitude training. Through digital transformation and continuous upgrading of its business and operations, RISE consists of five brands – RISE English, an aptitude training brand for students above six years old; Hiyeah, a brand focusing on social interaction and emotional development of children between three to eight years old; WhySTEAM, a brand focusing on STEAM-oriented aptitude development for children under eight years old; RISE Study Tour, a brand for students’ comprehensive practical aptitude development; and The Edge, a premium brand for academic tutoring, test preparation and admissions consulting services, please visit http://ir.risecenter.com/.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

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